EXHIBIT No. 99.1

Gulf South Pipeline Company, LP

Condensed Balance Sheets
(In Thousands)

	September 30 2004	December 31 2003	September 30 2003
	(Unaudited)		(Unaudited)
Assets			
Current assets:			
Cash and cash equivalents	**$ 2,455**	$ 440	$ 2,184
Accounts receivable:			
Trade (less allowance of $827, $830, and $761 respectively)	**21,695**	19,333	9,810
Affiliates	**7,505**	10,260	4,853
Transportation and exchange receivables	**26,157**	44,184	24,841
Natural gas inventories	**3,782**	10,168	9,457
Other current assets	**4,314**	3,089	3,866
Total current assets	**65,908**	87,474	55,011
Property, plant, and equipment:			
Cost	**1,042,681**	1,013,305	989,650
Accumulated depreciation	**(112,436)**	(86,252)	(78,578)
Net property, plant, and equipment	**930,245**	927,053	911,072
Other non-current assets	**10,903**	13,191	13,135
Total assets	**$ 1,007,056**	$ 1,027,718	$ 979,218
Liabilities and Partners' Capital			
Current liabilities:			
Due to Parent	**$ 5,027**	$ 16,956	$ 9,892
Trade accounts payable	**7,426**	14,564	5,418
Transportation and exchange payables	**19,544**	28,277	21,682
Deferred income	**6,301**	1,262	1,492
Accrued liabilities	**31,331**	60,373	22,848
Other current liabilities	**100**	1,785	—
Total current liabilities	**69,729**	123,217	61,332
Non-current liabilities	**4,145**	4,329	4,035
Partners' capital:			
General Partner (including accumulated other comprehensive loss (gain) of $1, $11 and ($1), respectively)	**9,332**	9,002	9,139
Limited Partners (including accumulated other comprehensive loss (gain) of $99, $1,101, and ($117), respectively)	**923,850**	891,170	904,712
Total partners' capital	**933,182**	900,172	913,851
Total liabilities and partners' capital	**$ 1,007,056**	$ 1,027,718	$ 979,218

See accompanying notes.

Gulf South Pipeline Company, LP

Condensed Statements of Income and Comprehensive Income
(Unaudited)
(In Thousands)

	Nine Months Ended	
	2004	2003
Revenues:		
Transportation	$ **146,121**	$ 139,132
Storage	**15,357**	14,656
Other	**9,337**	2,803
Total revenues	**170,815**	156,591
Cost and expenses:		
Operation and maintenance	**76,078**	72,661
General and administrative	**25,353**	28,961
Depreciation	**27,046**	23,167
Taxes other than income	**5,271**	4,935
Total costs and expenses	**133,748**	129,724
Operating income	**37,067**	26,867
Other:		
Interest income (expense)	**(226)**	776
Other expense	**(4,843)**	(1,149)
Total other income and (expense)	**(5,069)**	(373)
Income before cumulative effect of change in accounting principle	**31,998**	26,494
Cumulative effect of change in accounting principle	**-**	663
Net income	**31,998**	27,157
Total other comprehensive income	**1,012**	295
Comprehensive income	$ **33,010**	$ 27,452

See accompanying notes.

Gulf South Pipeline Company, LP

Condensed Statements of Cash Flows
(Unaudited)
(In Thousands)

	Nine Months Ended	
	2004	2003
Cash flows from operating activities		
Net income	$ 31,998	$ 27,157
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation	27,046	23,167
Loss(gain) on sale of asset	623	41
Accretion of asset retirement liability	227	212
Cumulative effect of change in accounting principle	-	(663)
Changes in operating assets and liabilities, excluding non-cash items		
Net changes in working capital accounts	(23,001)	8,883
Net changes in other non-current asset and liability accounts	1,565	3,307
Cash flows provided by operating activities	38,458	62,104
Cash flows from investing activities		
Capital expenditures	(24,824)	(54,172)
Proceeds from sale of asset	310	184
Cash flows used in investing activities	(24,514)	(53,988)
Cash flows from financing activities		
Net change in due from and due to Parent	(11,929)	138,684
Distributions	-	(147,000)
Cash flows used in financing activities	(11,929)	(8,316)
Net (decrease) increase in cash and cash equivalents	2,015	(200)
Cash and cash equivalents, beginning of year	440	2,384
Cash and cash equivalents, September 30	$ 2,455	$ 2,184
Supplemental information of non-cash operating and investing activities		
Asset recorded as a result of adoption of SFAS 143	$ -	$ 2,651
Change in value of derivative instruments not recorded in income	$ 1,012	$ 295
Liability recorded as a result of adoption of SFAS 143	$ -	$ 1,458
Transfer of natural gas included in natural gas inventories to property, plant and equipment	$ 6,035	$ -
Transfer of natural gas included in property, plant, and equipment to natural gas inventories	$ -	$ 7,471

See accompanying notes.

Gulf South Pipeline Company, LP

Notes to Condensed Financial Statements
Nine Months Ended September 30, 2004
(Unaudited)

Note 1—Basis of Presentation

The accompanying unaudited condensed financial statements of Gulf South included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information and, as permitted, do not include all information and footnotes required by GAAP for complete financial statements. However, the information furnished herein reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results that will be realized for the fiscal year ending December 31, 2004. The preparation of financial statements in conformity with GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include: (1) estimated costs and insurance recoveries related to the Napoleonville Salt Dome Matter and (2) expected outcome of litigation. Actual results could differ from those estimates.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to rules and regulations governing interim financial statements. These condensed financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2003.

Note 2—Significant Balance Sheet Accounts

Property, Plant and Equipment

Property, plant and equipment consist of the following:

	September 30 2004	December 31 2003
	(In Thousands)	
Land	**$ 712**	$ 712
Pipeline facilities	**888,289**	861,662
Working gas and base gas	**98,836**	93,635
Computer hardware and software	**14,968**	13,832
Construction-in-progress	**39,876**	43,464
	1,042,681	1,013,305
Accumulated depreciation	**(112,436)**	(86,252)
Net property, plant, and equipment	**$ 930,245**	$ 927,053

Accrued Liabilities

The components of accrued liabilities are as follows:

	September 30 2004		December 31 2003
	(In Thousands)		
Working gas deficiencies	$ 9,912	$	20,127
Deferred compensation	482		213
Customer prepayments	1,708		1,658
Accrual imbalance settlements	6,069		1,893
Payable to customers	1,646		2,059
Abandonment accrual—Index 1	867		1,225
Taxes payable other than income	5,245		1,817
Accrued vacation	2,000		2,000
Napoleonville Salt Dome Matter	500		16,989
Wyble litigation	—		8,918
Other	2,903		3,474
Total	$ 31,332	$	60,373

Note 3—Commitments and Contingencies

Environmental

The Company is subject to federal, state, and local environmental laws and regulations in connection with the operation and remediation of various operating sites. The Company accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable. Gulf South accrues undiscounted estimated site remediation costs based on currently enacted laws and regulations, existing technology, and, when possible, site-specific costs. The Company had no accrued environmental liabilities at September 30, 2004 or 2003.

Koch indemnified Gulf South for all known environmental liabilities as of February 1, 2001, arising from conditions existing or events occurring at Gulf South's operations prior to the inception of the Partnership (the "Koch Indemnification") (see Note 6). In addition, Koch and affiliates of Entergy will indemnify the Partnership for any unknown environmental liabilities that occurred prior to February 1, 2001, related to the respective assets contributed to the Partnership by such parties which are identified before the tenth anniversary date of the Partnership's formation. Any such environmental liabilities first identified prior to the sixth anniversary date are subject to a $50,000 per event deductible while those first identified after the sixth anniversary but before the tenth anniversary date are subject to a $1.0 million per event deductible.

Napoleonville Salt Dome Matter

On or about December 24, 2003, natural gas was observed bubbling at the surface near two solution-mined salt caverns leased and operated by Gulf South in Napoleonville, Louisiana. Gulf South commenced remediation efforts immediately.

Two class action lawsuits and several other private lawsuits have been filed to date relating to this incident; a declaratory judgment action has been filed against Gulf South by the lessor of the property, which has been stayed by the court, and it is reasonably possible that additional actions may be filed against Gulf South. Gulf South intends to vigorously defend each of these actions.

Gulf South's insurance policies provide for contractual reimbursements for, among other things, property damage, remediation costs, and third-party claims, and Gulf South may receive insurance reimbursements for substantially all costs incurred in excess of the deductibles underlying its policies. Gulf South is vigorously pursuing its insurance claims and any additional recovery under Gulf South's insurance policies will be recorded when realization becomes probable.

At December 31, 2003, Gulf South estimated and accrued costs of $18 million (primarily for remediation expenses) related to this incident, based of facts and information available to management at that time. During the nine-months ended September 30, 2004, Gulf South incurred and expensed an additional $10.0 million of costs, consisting of additional remediation costs and legal fees, related to this matter. At September 30, 2004, all estimated remediation costs related to this matter have been expensed, although Gulf South continues to incur legal costs related to its insurance claim. While Gulf South believes its cost estimates are reasonable, it is possible that as additional facts become available, additional charges may be required. At this time, Gulf South cannot assess whether future costs, if any, will be material in the period in which they are recorded.

Wyble Lawsuit

Gulf South has incurred and expensed substantial costs related to this lawsuit, which was settled in March 2004, and continues to incur legal fees relating to its efforts to recover its legal defense costs from its insurance carriers. Gulf South's insurance policies provide for contractual reimbursements for legal defense costs and Gulf South may receive insurance reimbursements for its legal defense costs incurred in excess of the deductibles underlying its policy. Gulf South is vigorously pursuing its insurance claims and any additional recovery under Gulf South's insurance policies will be recorded when realization becomes probable.

Regulatory Matters

The transportation of natural gas in interstate commerce is subject to regulation by the FERC under the NGA, and to a lesser extent, the NGPA, as amended. The FERC has jurisdiction over setting a pipeline's rates, terms and conditions of service, and the construction of pipeline and related facilities used in the transportation and storage of natural gas in interstate commerce, including the extension, expansion or abandonment.

Note 4—Hedging

As of September 30, 2004, Gulf South had a net liability of approximately $0.1 million related to hedging instruments and has included a net deferred loss on their cash flow hedges in accumulated other comprehensive loss of approximately $0.1 million. Gulf South expects to reclassify the entire amount of accumulated other comprehensive loss to earnings over the next 12 months.

For the nine months ended September 30, 2004, Gulf South had a $2.7 million hedge loss associated with the anticipated sale of system balancing gas authorized by FERC. These hedges became ineffective and were immediately recognized within "Other income (expense)" when it was determined that Gulf South would delay the system balancing gas sale due to the Napoleonville Sale Dome matter (see Note 3).

Note 5—Related Parties

The Company is a member of an operating group under the control of EKLP. As such, the Company is engaged in transactions characteristic of group administration and operation with other members of the group. EKLP allocates charges relating to accounting, tax, human resources, and other administrative costs to its subsidiary companies equally consistent with a calculated usage factor. Expenses charged to the Company from EKLP for the nine months ended September 30, 2004 and 2003 were $3.3 million and $2.8 million, respectively.

The Company provided transportation and storage services and sold excess fuel to its affiliate, Entergy-Koch Trading, totaling $32.1 million and $26.2 million for the nine months ended September 30, 2004 and 2003, respectively.

The Company had no unrealized gains or losses relating to derivative transactions with Entergy-Koch Trading at September 30, 2004. The Company had unrealized losses included in "Other current liabilities" of $0.6 million at December 31, 2003.

The Company had receivables from Koch in the amounts of $1.8 million and $2.3 million as of September 30, 2004 and December 31, 2003, respectively. The receivables represent amounts owed to the Company relating to specific events indemnified by Koch at the inception of EKLP.

The Company had trade receivables with Entergy in the amount of $0.4 million and $0.6 million as of September 30, 2004 and December 31, 2003, respectively. The Company provided transportation and storage services to Entergy and related companies in the amounts of $5.5 million and $5.8 million for the nine months ended September 30, 2004 and 2003 respectively.

Additionally Gulf South purchased information technology services from a Koch affiliate in the amounts of $3.8 million and $3.5 million for the nine months ended September 30, 2004 and 2003, respectively.

Note 6—Subsequent Events

On November 12, 2004 Gulf South received a partial insurance reimbursement in the amount of $10.5 million related to the Napoleonville Salt Dome matter. This insurance recovery will be recognized in the fourth quarter of 2004. Gulf South continues to vigorously pursue its insurance claims and any additional recovery under Gulf South's insurance policies will be recorded when realization becomes probable.

On November 20, 2004, Entergy Corporation and Koch Industries reached a definitive agreement to sell Gulf South Pipeline to TGT Pipeline, LLC ("TGT"), a subsidiary of Loews Corporation for $1.136 billion, subject to certain working capital adjustments. The transaction was completed on December 29, 2004.

On December 1, 2004, Gulf South entered into a lease agreement with Koch to lease office space at the Greenway Plaza location in Houston, Texas. This lease agreement with Koch was previously with EKLP. The lease agreement extends through June 2007 with two 5 year extensions.

On December 17, 2004 Gulf South received an insurance reimbursement in the amount of $9.25 million related to the legal defense associated with the Wyble lawsuit. This insurance recovery will be recognized in the fourth quarter of 2004.

On December 17, 2004, sponsorship of the Entergy-Koch, LP Retirement & Savings Plan, the Entergy-Koch, LP Money Purchase Plan, the Entergy-Koch, LP Group Medical and Dental Plan, the Entergy-Koch, LP Group Life and Disability Plan, the Group Voluntary

Cancer Plan, the Entergy-Koch, LP Vision Plan, the Excess Disability Plan and the Entergy-Koch, LP Flexible Benefits Plan was transferred to the Company. As of the sale date, the transfer did not result in any material liabilities for the company.

On December 27, 2004, Gulf South made a $49.8 million distribution to its partners.

On December 29, 2004, the Koch Indemnification (see Note 3) was terminated in conjunction with the closing of the sale to TGT. A liability of $5.4 million was assumed by Gulf South in the fourth quarter of 2004.